               [LETTERHEAD OF RYDER SCOTT COMPANY APPEARS HERE]



                                              January 14, 2000
                                                                    EXHIBIT 99.1
Vastar Resources, Inc.
15375 Memorial Drive
Houston, Texas 77079

Gentlemen:

   At your request, we have reviewed Vastar Resources, Inc.'s (Vastar) estimates of remaining recoverable proved reserves as of December 31, 1999 attributable to the interests owned by Vastar in certain properties. The properties reviewed by Ryder Scott Company Petroleum Engineers (Ryder Scott) consist of 30 fields. The estimated net reserves as of December 31, 1999 attributable to Vastar's interests in the properties as estimated by Vastar and reviewed by us, are summarized below and shown by field in Table 1 which is attached.

                             Vastar Resources, Inc.
                    Estimated Net Remaining Proved Reserves
                Attributable to Leasehold and Royalty Interests
                    For Properties Reviewed by Ryder Scott
                            As of December 31, 1999
                            -----------------------

      Oil/Condensate--Barrels........................................ 58,106,260
      Plant Products--Barrels........................................ 19,114,384
      Gas--MMCF......................................................  1,934,410

   Oil, condensate, and natural gas liquids volumes are expressed in standard 42 gallon barrels. All gas volumes are expressed in millions of cubic feet
(MMCF) at the official temperature and pressure bases of the areas where the gas reserves are located.

   The proved reserves, which are attributable to the properties reviewed by Ryder Scott, conform to the definition as set forth in the Securities and Exchange Commission's Regulation S-X Part 210.4-10 Sec. (a) as clarified by subsequent Staff Accounting Bulletins, and are based on the following definitions and criteria:

     Proved reserves of crude oil, condensate, natural gas, and natural gas liquids are estimated quantities that geological and engineering data demonstrate with reasonable certainty to be recoverable in the future from known reservoirs under existing operating conditions using the cost and price parameters discussed in other sections of this report. Reservoirs are considered proved if economic producibility is supported by actual production or formation tests. In certain instances, proved reserves are assigned on the basis of a combination of core analysis and electrical and other type logs which indicate the reservoirs are analogous to reservoirs in the same field which are producing or have demonstrated the ability to produce on a formation test. The area of a reservoir considered proved includes (1) that portion delineated by drilling and defined by fluid contacts, if any, and (2) the adjoining portions not yet drilled that can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of data on

Vastar Resources, Inc.
January 14, 2000
Page 2


  fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir. Proved reserves are estimates of hydrocarbons to be recovered from a given date forward. They may be revised as hydrocarbons are produced and additional data become available. Proved natural gas reserves are comprised of non-associated, associated and dissolved gas. An appropriate reduction in gas reserves has been made for the expected removal of natural gas liquids, for lease and plant fuel, and for the exclusion of non-hydrocarbon gases if they occur in significant quantities and are removed prior to sale. Reserves that can be produced economically through the application of improved recovery techniques are included in the proved classification when these qualifications are met: (1) successful testing by a pilot project or the operation of an installed program in the reservoir provides support for the engineering analysis on which the project or program was based, and (2) it is reasonably certain the project will proceed. Improved recovery includes all methods for supplementing natural reservoir forces and energy, or otherwise increasing ultimate recovery from a reservoir, including
  (1) pressure maintenance, (2) cycling, and (3) secondary recovery in its original sense. Improved recovery also includes the enhanced recovery methods of thermal, chemical flooding, and the use of miscible and immiscible displacement fluids. Estimates of proved reserves do not include crude oil, natural gas, or natural gas liquids being held in underground or surface storage.

 Review Procedure and Opinion
 ----------------------------
   In performing our review, we have relied upon data furnished by Vastar with respect to property interests owned, production and well tests from examined wells, geological structural and isopach maps, well logs, core analyses, and pressure measurements. These data were accepted as authentic and sufficient for determining the reserves unless, during the course of our examination, a matter in question came to our attention in which case the data were not accepted until all questions were satisfactorily resolved. Our review included such tests and procedures as we considered necessary under the circumstances to render the conclusions set forth herein.

   In our opinion Vastar's estimates of future reserves for the properties reviewed by us were prepared in accordance with generally accepted procedures for the estimation of future reserves, and we found no bias in the utilization and analysis of data. In general, we were in reasonable agreement on an overall 30 field total net equivalent gas basis (6 MCF per barrel) with the estimates prepared by Vastar.

   Vastar furnished us with its estimates of gross and net remaining reserves as of December 31, 1999 and we reviewed these data. There were some slight variances in the reserves reviewed by Ryder Scott and the Vastar final reserves report; however, these differences are insignificant in our opinion. Vastar assured Ryder Scott that the correct net interests had been utilized to convert the gross reserves to net reserves. As a consequence, it is our opinion that the data presented herein for the properties we reviewed fairly reflect Vastar's estimated net reserves.

   Certain technical personnel of Vastar are responsible for the preparation of reserve estimates on new properties and for the preparation of revised estimates, when necessary, on old properties. These personnel assembled the necessary data and maintained the data and work papers in an orderly manner. We consulted with these technical personnel and had access to their work papers and supporting data in the course of our review.

Vastar Resources, Inc.
January 14, 2000
Page 3


 Estimates of Reserves
 ---------------------
   In general, the reserves for the properties we reviewed are estimated by performance methods or the volumetric method; however, other methods were used in certain cases where characteristics of the data indicated such methods were more appropriate.

   The estimates of reserves by the performance method utilized extrapolations of various historical data in those cases where such data were definitive. Reserves were estimated by the volumetric method in those cases where there was inadequate historical data to establish a definitive trend or where the use of production performance data as a basis for the reserve estimates was considered to be inappropriate and the volumetric data were adequate for a reasonable estimate.

   The reserves presented herein, as estimated by Vastar and reviewed by us, are estimates only and should not be construed as being exact quantities. Moreover, estimates of reserves may increase or decrease as a result of future operations.

 General
 -------
   Our opinion on estimated proved reserves is based on a review of data in Vastar's files; however, we have not made any field examination of the properties. In general, the reserve estimates for the properties we reviewed are based on data available through the third quarter of 1999. Gas imbalances, if any, were not taken into account in the gas reserve estimates reviewed by Ryder Scott.

   At Vastar's request, our review was limited to an examination of reserve quantities; therefore, we accepted without independent verification Vastar's representation that they applied economic parameters consistent with the guidelines of the Securities and Exchange Commission in their estimates of future income from the reserves presented in this report. We were not requested to review Vastar's estimates of future yearly production rates; however, a number of Vastar's estimates were based on an extrapolation of historical production trends and, in these cases, future yearly production rates were reviewed as a part of our reserve review.

   Neither we nor any of our employees has any interest in the subject properties and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties which were reviewed.

   This report was prepared for the exclusive use of Vastar. The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

                                          Very truly yours,

                                          RYDER SCOTT COMPANY, L.P.

                                          /s/ John R. Warner, P.E.
                                          -----------------------------
                                          John R. Warner, P.E.
                                          Senior Vice President
JRW/plk

                                                                         TABLE 1

                             VASTAR RESOURCES, INC.

                      Properties Reviewed by Ryder Scott
                            As of December 31, 1999
                            -----------------------

                                                  Net Reserves
                                 ----------------------------------------------
                                                            Plant       Gas
                                 Oil/Condensate            Products  Equivalent
             Field                  Barrels     Gas MMCF   Barrels     MMCFE
             -----               -------------- --------- ---------- ----------
ING BLANCO-FRUITLAND............            0     545,317          0   545,317
SOUTH PASS 61...................   18,935,720      53,410  2,514,209   182,109
WILBURTON.......................            0     147,000          0   147,000
HUGOTON GAS AREA................       22,538      81,992  4,546,922   109,408
GRANT COUNTY GATHERING..........      169,424       2,784     82,800     4,298
TOTAL HUGOTON...................      191,962      84,776  4,629,722   113,706
PANOMA COUNCIL GROVE............            0      26,382  1,453,499    35,103
CARTHAGE........................    1,192,620      75,042  4,373,281   108,437
CARTHAGE, SE....................      100,368       4,907          0     5,509
CARTHAGE(SMITH-ALLISON).........       43,386         477     30,912       923
TOTAL CARTHAGE..................    1,336,374      80,426  4,404,193   114,869
BASIN FRUITLAND COAL............            0     102,148          0   102,148
WEST CAMERON 66.................    2,738,341      68,344  1,331,540    92,763
EUGENE ISLAND 175...............   10,337,017      15,175    249,272    78,692
THOMPSONVILLE, NE...............        4,804      73,025          0    73,054
BLANCO MESAVERDE GAS............      153,501      57,643          0    58,564
BASIN DAKOTA....................       30,419      33,646          0    33,828
ANGEL PEAK GALLUP...............            0           0          0         0
TAPACITO GALLUP.................            0           0          0         0
BLANCO P.C. GAS.................            0       3,171          0     3,171
TOTAL BLANCO MESAVERDE GAS......      183,920      94,460          0    95,563
PANOLA, SOUTH...................            0      57,603          0    57,603
WEST CAMERON 71/102.............      523,621      36,417  2,236,234    52,976
SOUTH TIMBALIER 37..............    5,693,525      16,984    296,240    52,922
WEST DELTA 106..................    4,176,047      21,554    571,743    50,041
LOGANSPORT......................      119,256      48,293          0    49,008
JOAQUIN.........................        9,001       6,607          0     6,661
TOTAL JOAQUIN/LOGANSPORT........      128,257      54,899          0    55,669
SPIDER..........................       54,208      32,676          0    33,002
GOLDEN TREND....................      808,233      43,810          0    48,660
RED OAK-NORRIS..................            0      47,719          0    47,719
OKLAHOMA DEEP ANADARKO..........       43,329      46,936          0    47,196
GRAND ISLE 90/93/94/95..........      703,149      41,216          0    45,435
WEST DELTA 133..................    4,772,233      14,773    174,314    44,452
SOUTH PELTO 10..................    3,081,935      25,212          0    43,703
HIGH ISLAND A-573...............    3,263,611      22,357          0    41,939
IGNACIO BLANCO..................        4,425      36,822          0    36,848
PUTNAM..........................      237,786      34,198     50,767    35,930
STAGECOACH DRAW.................      432,287      22,026  1,202,651    31,835
MOBILE BAY 904..................            0      26,729          0    26,729
HIGH ISLAND 24-L................      455,476      23,398          0    26,131
MANSFIELD.......................            0      15,519          0    15,519
ALTUS...........................            0      14,235          0    14,235
CLARKSVILLE.....................            0       8,008          0     8,008
GREASY CREEK....................            0         856          0       856
TOTAL ARKANSAS(AMOCO)...........            0      38,618          0    38,618
GRAND TOTALS....................   58,106,260   1,934,410 19,114,384 2,397,734